SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 08/09 - 07/24/2009

Copel’s captive power market grew by
2.5% in the 1st half of 2009

The following analysis refers to Copel’s power market performance in the 1st half of 2009 compared to the first half of 2008.

Captive Market - Copel Distribuição

The captive market consumed 9,954.7 GWh, 2.5% up, mainly due to the following factors:

-Increase in the number of customers across all segments;

- Growth of 1.6%, 3.8% and 4.4% in the average residential, rural and commercial consumption, respectively;

- Greater variations in the temperature in relation to the average; and

- Recovery in Brazil’s GDP.

     The residential consumed 2,802.7 GWh, 5.1% up, due to the reduction in the basic interest rate (Selic), resulting in cheaper credit for the acquisition of consumer durables and electronics goods. This segment represented 28.1% of Copel’s captive market. In June 2009, Copel supplied power to 2,818,001 residential customers.

     The industrial segment consumed 3,173.3 GWh, 4.0% down, due to the decline in production for exports and the higher comparison base in 2008. This segment represented 31.9% of Copel’s captive market. In June 2009, Copel supplied power to 64,957 captive industrial customers.

     The commercial segment consumed 2,110.1 GWh, 6.9% up, due, as in the residential segment, to the fall in the Selic rate and the government’s measures to combat the crisis and maintain domestic consumption, which resulted in demand picking up. The commercial segment represented 21.2% of Copel’s captive market. In June 2009, Copel supplied power to 296,684 commercial customers.

     The rural segment consumed 877.8 GWh, 6.4% up, representing 8.8% of Copel’s captive market. In March 2009, Copel supplied power to 343,826 rural customers.

     Other segments (public agencies, public lighting, public services, and own consumption) consumed 990.7 GWh, 5.1% up, in the period. These segments represented 9.9% of Copel’s captive market. In June 2009, COPEL supplied power to 47,762 customers in these segments.

     The following table shows the captive market for each consumption segment:

	Number of customers			Energy Sold (GWh)
	Jun-09	Jun-08%		1H09	1H08%
Residential	2,818,001	2,725,155	3.4	2,803	2,667	5.1
Industrial	64,957	60,090	8.1	3,173	3,307	(4.0)
Commercial	296,684	289,564	2.5	2,110	1,973	6.9
Rural	343,826	335,277	2.5	878	825	6.4
Other	47,762	45,674	4.6	991	942	5.2
Captive Market	3,571,230	3,455,760	3.3	9,955	9,714	2.5

Copel Distribution’s Grid Market - TUSD

     Copel Distribuição’s grid market, comprising the captive market , concessionaries (other utilities within Paraná) and all free customers within the Company’s concession area, declined 0.2% due to the decrease in power demand from free customers, as the following table shows:

	Number of customers/ Agreements			Energy distributed (GWh)
	Jun-09	Jun-08%		1H09	1H08%
Captive Market	3,571,230	3,455,760	3.3	9,955	9,714	2.5
Concessionaires	4	3	33.3	256	247	3.8
Free customers (*)	23	24	(4.2)	1,447	1,720	(15.9)
Grid Market	3,571,257	3,455,787	3.3	11,658	11,681	(0.2)
* All free customers served by COPEL GET and other suppliers at the COPEL DIS concession area

Copel Geração e Transmissão’s Market

     In 2009, there was an increase in the volume of energy sold by Copel Geração e Transmissão in energy auctions in the regulated market (CCEAR). The product CCEAR 2009 was launched, with average supply volume of 245 average MW for eight years at an average sale price of R$ 109.63/ MWh (June, 2009). This energy comes from the agreements with free customers and bilateral contracts that terminated in 2008.

Copel’s Consolidated Market

     The following table shows Copel’s total energy sales through Copel Geração e Transmissão and Copel Distribuição:

	Number of customers/ Agreements			Energy sold (GWh)
	Jun-09	Jun-08%		1H09	1H08%
Copel DIS
Captive Market	3,571,230	3,455,760	3.3	9,955	9,714	2.5
Concessionaires	4	3	33.3	256	247	3.8
CCEE	-	-	-	-	-	-
Total Copel DIS	3,571,234	3,455,763	3.3	10,211	9,961	2.5
Copel GET
CCEAR (1)	36	36	-	7,175	6,054	18.5
Ajustment Auction (ACR)	1	1	-	137	70	96.6
Free customers	13	15	(13.3)	549	594	(7.6)
Bilateral Agreements	2	2	-	508	1763	(71.2)
CCEE	-	-	-	62	28	124.8
Total Copel GET	52	54	(3.7)	8,431	8,509	(0.9)
Total Copel Consolidated	3,571,286	3,455,817	3.3	18,642	18,470	0.9
(1) From the total energy sold in 1H09 and 1H08, 696 GWh and 609 GWh, respectively, were traded by Copel Distribuição Note. Not considering the energy from MRE (Energy Realocation Mechanism)
      CCEE: Electric Power Trade Chamber
      CCEAR: Energy Purchase Agreements in the Regulated Market

Curitiba, July 24, 2009

Sincerely,
Paulo Roberto Trompczynski
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.